Philips reaches an agreement to acquire Saeco International Group S.p.A., a portfolio company of PAI partners

Monday, May 25, 2009

Amsterdam, the Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) announced today that it has reached a binding agreement to acquire Saeco International Group S.p.A., the Italy-based leading espresso machine maker which is controlled by PAI partners. Successful completion of this transaction is, amongst others, subject to Philips reaching a final agreement with Saeco’s banks with which the company has outstanding credit obligations.

Philips will provide additional detailed information about this proposed acquisition if and when conditions for a successful agreement have been met.

For further information, please contact:

Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

Sergio Tonfi
Philips Italy Communications
Tel: +39 39 20 35 855
Email:

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at .

About SAECO
Saeco is the European leader in automatic espresso coffee machines manufacturing with a 30% market share.
Saeco designs, manufactures and distributes automatic, manual and capsule espresso coffee machines for home and professional use, both under its own brands (Saeco, Gaggia) or on behalf of third party brands (OEMs, Lavazza). Saeco also manufactures beverage and snack vending machines.
Saeco is headquartered in Gaggio Montano (BO), Italy with c. 1,400 employees.
FY2009 closed in March with estimated sales of €318m split as follows: Germany 20%, Italy 20%, rest of Europe 35% and rest of the world 25%
For further information on Saeco: www.saeco.com

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.